Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2011	2010
	(000’s)	(000’s)
Earnings:
Income (loss) from continuing operations attributable to MDC Partners Inc.	$(8,685)	$(9,710)
Additions:
Income tax expense	358	249
Noncontrolling interest in income of consolidated subsidiaries	1,605	1,023
Fixed charges, as shown below	11,696	8,288
Distributions received from equity-method investees	3,783	7
	17,442	9,567
Subtractions:
Equity in income (loss) of investees	255	(104)
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	255	(104)

Earnings as adjusted	$8,502	$(39)
Fixed charges:
Interest on indebtedness, expensed or capitalized	8,927	6,377
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	637	651
Interest within rent expense	2,132	1,260
Total fixed charges	$11,696	$8,288
Ratio of earnings to fixed charges	N/A	N/A
Fixed charge deficiency	$3,194	$8,327